

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Tax Credit Fund Plus
101 Arch Street
Boston, Massachusetts 02110-1106

    Re: Boston Financial Tax Credit Fund Plus
             Form 10-K for the year ended 3/31/2010
             Filed on 6/29/2010
             File No. 000-22104

Dear Mr. Kenneth J. Cutillo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief